Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY STATEMENT

December 2, 2013

ELBIT VISION SYSTEMS LTD.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

December 2, 2013

Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on December 2, 2013, at 11:00 a.m. (local time), for the following purposes:

1.	To approve a compensation policy for the Company's directors and office holders, in accordance with the requirements of the Israeli Companies Law 5799-1999.

2.	To re-elect Mr. Amos Uzani as an external director for an additional three-year term, commencing immediately following the termination of his current term on December 11, 2013.

3.	To be presented with the financial statements of the Company for the fiscal year ending December 31, 2012.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

Shareholders of record at the close of business on October 29, 2013 will be entitled to notice of, and to vote at, the Meeting or any postponements or adjournments thereof.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: October 24, 2013

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 2, 2013

The enclosed proxy is being solicited by our Board of Directors (the "Board") for use at our extraordinary general meeting of shareholders (the “Meeting”) to be held on December 2, 2013 or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on October 29, 2013. On October 23, 2013, we had outstanding and entitled to vote 80,798,290 of our ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 25, 2013. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, and except as mentioned otherwise in the proxy statement, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to December 9, 2013, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

Proposals 1 and 2 require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law 1999 (the "Companies Law"), the approval of such proposal requires that either: (i) the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes) or (ii) the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest (as such term is separately defined for each of Proposals 1 and 2 below under the description of each proposal) in connection with Proposals 1 or 2 as a condition for his, her or its vote to be counted with respect to such proposal. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to such proposal, his, her or its vote with respect to such proposal will be disqualified.

PROPOSAL 1 OF THE MEETING

APPROVAL OF THE COMPANY’S COMPENSATION POLICY

Background

On December 12, 2012, Amendment Number 20 to the Companies Law (“Amendment 20”) became effective. Amendment 20 revised the approval process of arrangements with “Office Holders” (i.e., the chief executive officer, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or other manager directly subordinate to the chief executive officer) as to their Terms of Service and Employment.

Under Amendment 20 “Terms of Service and Employment” is now defined as, with respect to an Office Holder, their terms of office, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, Severance Grant, and any benefit, other payment or undertaking to make such payment, granted as part of such office or employment as an Office Holder. “Severance Grants” are defined in Amendment 20 as a grant, payment, compensation or any other benefit granted to an Office Holder in connection with the termination of his position in the Company.

General

Among its other provisions, Amendment 20 requires the board of directors of an Israeli public company to adopt a policy with respect to the Terms of Service and Employment of Office Holders (or the “Compensation Policy”), after taking into consideration the recommendations of the compensation committee of the board of directors of such company. Amendment 20 further provides for the approval of the Compensation Policy by the company’s shareholders with the “special majority” requirement set forth below.

Amendment 20 provides, however, that a company’s board of directors may approve a Compensation Policy even in the event it was not approved by the shareholders; provided that the compensation committee, and thereafter the board of directors of the company, will have determined, based on detailed reasoning, and after having re-examined the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is for the benefit of the company.

Under Amendment 20, an Israeli public company which is not part of the TA-100 index on the Tel Aviv Stock Exchange must have its Compensation Policy approved by no later than January 14, 2014.

Amendment 20 provides that the Compensation Policy will be adopted and later reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the Office Holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the Office Holder to the attainment of the company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the Office Holder.

Compensation Committee

Our Board of Directors has established, in accordance with the requirements of Amendment 20, a Compensation Committee whose responsibilities are set forth in the Companies Law. The composition of the Compensation Committee is as set forth in the Companies Law, which currently states that it be comprised of at least three directors, including all of a Company's independent “External Directors” (as such are defined in the Companies Law), who must constitute a majority of the committee. One of the External Directors serving on the Compensation Committee shall act as its Chairperson. All other members of the Compensation Committee must be directors (a) whose Terms of Office and Employment are otherwise consistent with those of External Directors at Israeli publicly traded companies; and (b) are not otherwise ineligible under the Companies Law to serve on such committee.

Home Country Practices

Our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies.

We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, Office Holder compensation, and any required shareholders approval of such compensation. Israeli law, and our articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation; nor do they require that the Company adopt and file a compensation committee charter.

Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of Office Holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain Office Holder compensation.

Elbit Vision Systems Executive Compensation Policy

Following the recommendation of our Compensation Committee, our Board of Directors approved, and recommends that our shareholders approve, a Compensation Policy in accordance with the provisions and requirements of Amendment 20, in the form of the “Executive Compensation Policy” attached hereto as Annex A. The proposed Executive Compensation Policy includes, among other issues prescribed by Amendment 20, a framework for establishing the Terms of Office and Employment of the Office Holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of Office Holders. It provides that no Office Holder may have Terms of Service and Employment to the extent such would cause a breach of any covenant contained in any of the Company’s bank loan facility agreements.

Our Compensation Committee and our Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns Office Holders’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building and maintaining a sustainable company. Our Compensation Committee and Board of Directors also seek to ensure that we maintain our ability to attract and retain superior employees in key executive positions, and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives in our industry and the broader marketplace from which we recruit and compete for talent. Our Board of Directors believes that the proposed Executive Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above, as well as within the Executive Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to approve the Elbit Vision Systems “Executive Compensation Policy” in the form attached as Annex A to the Proxy Statement.”

Pursuant to the Companies Law, approval of Proposal 1 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders that voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for his or her vote to be counted with respect to this Proposal 1. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal 1, such shareholder’s vote with respect to this Proposal 1 will be disqualified.

For the purpose of Proposal 1, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in Proposal 1 being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Companies Law allows our Board of Directors to approve the Executive Compensation Policy even in the event it was not approved by our shareholders; provided that our Compensation Committee and thereafter the Board of Directors have determined, based on detailed reasoning, and after having re-examined the Executive Compensation Policy, that the approval of the Executive Compensation Policy, in spite of the objection of the Company’s shareholders, is for the benefit of the Company.

The Board of Directors recommends a vote FOR approval of the Elbit Vision Systems “Executive Compensation Policy” in the form attached as Annex A hereto.

PROPOSAL 2 OF THE MEETING

EXTEND THE APPOINTMENT OF MR. AMOS UZANI AS AN EXTERNAL DIRECTOR FOR
AN ADDITIONAL THREE-YEAR TERM

The Companies Law requires Israeli public companies to appoint no less than two external directors to its board of directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are as set forth in the Companies Law.

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or their relatives are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for up to two additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Our Board has nominated Mr. Amos Uzani to serve for a third period of three years, commencing immediately following the date of the termination of his current term, on December 11, 2013. If re-elected, he will receive the fixed remuneration amounts set forth in the regulations promulgated under the External Directors' Regulations – 2000, for both annual fees and for participation in meetings of the Board and its committees. If re-appointed, Mr. Amos Uzani's current term will conclude on December 11, 2016.

Set forth below is certain information concerning Mr. Uzani.

Mr. Amos Uzani has served as an external director of the Company since 2007. From 1981 to 1983 Mr. Uzani served as an attorney at the Haifa District Attorney’s Office. From 1983 to 1989 he practiced as an attorney. From 1989 to 1992 Mr. Uzani served as Internal Controller (VP) and from 1992 to 1996 as VP of Human Resources, both at the Israel Ports and Railways Authority. From 1986 to 1992 Mr. Uzani served as director for the Industrial Buildings Corporation, until its privatization. From 1996 to 2001 Mr. Uzani served as chief executive officer of Israel Railways Corporation and as Vice President of the Israel Ports and Railways Authority. From 2002 to 2004 Mr. Uzani served as chief executive officer of IRS Corporation, a company wholly owned at the time by Mr. Uzani, specializing in handling projects and initiatives in the fields of transportation infrastructure and railway equipment. As of 2005, Mr. Uzani is acting President of Haifa Port. From 2006, Mr. Uzani has been serving as an external director for Emilia Group (TASE: EMDV), a company publicly traded on the Tel Aviv Stock Exchange. Mr. Uzani holds a law degree from Bar-Ilan University, an Execute M.B.A. from Tel-Aviv University and is a member of the Israeli Bar Association.

Mr. Uzani has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Mr. Uzani and has determined that Mr. Uzani has the requisite “accounting and financial expertise” and the “professional qualifications”, in accordance with the criteria set forth under the Companies Law.

In the event that Mr. Uzani should be unable to serve, the person named in the proxy shall vote the ordinary shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Mr. Uzani, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Mr. Uzani.

If elected pursuant to this Proposal 2, Mr. Uzani will continue to be party to an indemnification agreement with the Company in the form of indemnification agreement previously approved by the shareholders to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to re-elect Mr. Amos Uzani as an external director of the Company for a third three-year term, commencing immediately following the date of the termination of his current term, from December 11, 2013, upon the fixed remuneration terms provided under applicable law.”

Approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal, as long as one of the following conditions is met:

i.
the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with the above resolution as a condition for his, her or its vote to be counted with respect to the above resolution. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to the above resolution, his, her or its vote with respect to the above resolution will be disqualified.

 For the purpose of Proposal 2, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in Proposal 2 being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends that the shareholders vote “FOR” the re-election of Mr. Uzani as an external director of the Company for an additional three-year term.

REVIEW THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2012, AND TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY
COME BEFORE THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2012 and the Consolidated Statement of Income for the year then ended. The Company has published its audited financial statements for the fiscal year ended December 31, 2012, which were filed together with the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 29, 2013, and as such Form 20-F was amended by the filing on August 8, 2013, and is available at www.sec.gov. You may request that a copy of the financial statements be mailed to you. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

_________________________________

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.  Proxies and all other applicable materials should be sent to the offices of the Company Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

 ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. This proxy statement is also available on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 24, 2013. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  OCTOBER 24, 2013,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

_____________________________

By Order of the Board of Directors

_____________________________

Date: October 24, 2013

Annex A

Elbit Vision Systems Ltd.

Executive Compensation Policy

Purpose

The purpose of the Elbit Vision Systems Ltd. (“Elbit Vision Systems” or the “Company”) Executive Compensation Policy (the “Policy”) is to describe Elbit Vision Systems’ overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel's Companies Law 5759-1999, (the “Companies Law”) and reflects the specific requirements and limitations as set forth in the Companies Law. This Policy applies to the Terms of Office and Employment of all of Elbit Vision Systems’ directors and executive officers, including all Office Holders (as such are defined in the Companies Law) (collectively, the “Executives”). In accordance with the Companies Law, the “Terms of Office and Employment” of an Executive shall mean the terms of office, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, Severance Grant, and any benefit, other payment or undertaking to make such payment, granted as part of such office or employment as an Executive. “Severance Grant” shall mean a grant, payment, compensation or any other benefit granted to an Executive in connection with the termination of his/her position in the Company.

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and approved by the Board of Directors and the Company’s shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

The Company is an Israeli company, with its headquarters located in Caesarea, Israel, and with subsidiary corporations located in the United States of America and Israel. The Executives of the Company may be employees of the Company or its subsidiaries, or employees and/or contractors located in other locations and thus are subject to different employment and/or contract laws. Thus, the provisions hereof may be subject to change with respect to developments or changes in local labor and/or contract laws in any particular jurisdiction. Insofar as an Executive is holding office at the Company via a corporation under his/her control, the provisions of the Policy shall apply, mutatis mutandis, and the compensation shall be paid to the Executive against an invoice and not as salary, and the components of the Terms of Office and Employment for such Executive will be applied so that in economic terms, they will conform to the principles set forth in the Policy.

Nothing in this Policy shall grant any specific rights to any of the Executives to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Executive or employee may make any claim and/or demand against the Company, or any subsidiary, based on the guidelines set forth herein. Furthermore, nothing in this Policy shall prevent the Compensation Committee, the Board of Directors and/or the shareholders of the Company, as applicable, from adopting a resolution regarding compensation of Executives and/or any other employees that is not in accordance with this Policy, provided such resolution is approved by the required corporate bodies as set forth in the Companies Law. This Policy was not formulated so as to prejudice any existing Terms of Office and Employment of Executives at the Company, and existing arrangements with Executives are not subject to any further approvals under this Policy, unless such existing arrangements are subject to further approvals as may be required under applicable law. All compensation arrangements of Executives are required to be approved in the manner prescribed by applicable law. Executives, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

Compensation Committee

The Board of Directors has established, in accordance with the requirements of the Companies Law, a Compensation Committee whose responsibilities are set forth in the Companies law and include:

a.
making recommendations to the Board of Directors as to the compensation policy for Executives, as well as recommending, at least once every three years, to extend the Policy subject to the required approvals;

b.	making recommendations to the Board of Directors concerning updates and amendments to the Policy;
c.	reviewing the implementation of the Policy;
d.	approving transactions relating to Terms of Office and Employment, which require the approval of the Compensation Committee;
e.
approving exemptions from the requirement of Board of Directors or shareholder approval, of certain transactions relating to Terms of Office and Employment, as provided for under the Companies Law and any regulations promulgated thereunder.

Pursuant to the above, our Compensation Committee periodically also evaluates and approves certain elements of the Terms of Office and Employment. These evaluations could include: (i) consideration of the current levels and components of Terms of Office and Employment, (ii) consideration of the mix of cash incentives and long-term equity awards and (iii) to such extent required, a review by survey companies of Terms of Office and Employment of Executives at peer companies in positions comparable to those held by our Executives.

The Compensation Committee will remain composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of Elbit Vision Systems’ External Directors (within the meaning of the Companies Law), and as they may be from time to time, will be appointed as members of the Compensation Committee, and shall constitute a majority of the Compensation Committee members. The Chairman of the Compensation Committee, as he or she shall be from time to time, shall be an External Director. The following persons may not be a member of the Compensation Committee:

•	The chairman of the board of directors,
•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control,
•	Any director who derives his livelihood primarily from a controlling shareholder,
•	A controlling shareholder, or
•	Any relative of a controlling shareholder.

Without derogating from the other provisions of this Policy or in any applicable law, it is clarified that, in general, a change of up to 10% in the total compensation paid any Executive (other than the directors of the Company) shall be deemed immaterial and shall require the approval of the Compensation Committee only.

Policy Goals

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Elbit Vision Systems’ interests and its overall financial and strategic objectives, rewards performance, maintains a reasonable wage structure throughout the organization and reinforces a culture that management believes will promote the long-term success of Elbit Vision Systems. The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry.

In support of this goal, the Company’s executive compensation practices are designed to meet the following objectives:

•	align incentives with the Company’s fiscal performance as well as achievement of strategic objectives that create shareholder value;

•	continue to comply with any covenants in our bank loan facility agreements governing permitted levels of Executive compensation, for so long as such covenants apply to the Company;
•	retain and encourage high potential team players to build a career at the Company;
•	provide incentives that are cost-efficient, competitive with other organizations and fair to employees and shareholders; and
•	design a balanced approach to compensation that properly aligns incentives with company performance and shareholder value and does not promote inappropriate risk taking.

The Board of Directors shall review the Policy, from time to time, both in respect of its implementation and in view of the risk level of the Company, and shall update it as required. Without derogating from the above, the Board of Directors shall be allowed, at any time, to instruct that the calculation of any variable compensation shall be made in a manner not consistent with the provisions of the Policy and/or determine that no variable compensation shall be paid in accordance with the Policy, may instruct for the cancellation or suspension of the Policy or may set a cap on the exercise value of equity based award grants components that are not paid out in cash, based on detailed reasoning to be provided by the Board of Directors, including considerations such as the benefit of the Company and its subsidiaries, subject to the requirements of the Companies Law.

General Considerations in Setting Compensation

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;
•	the Executive's position, responsibilities and prior compensation arrangements;
•	data of peer companies, including companies in the industry and/or geographic market;
•	compensation for comparably situated executives;
•	the Executive's expected contribution to Elbit Vision Systems’ future growth and profitability;
•
the relation between the employment terms of the Executive and the average and median compensation of Elbit Vision Systems’ employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the covenants in our bank loan facility agreement and/or by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

It is clarified that no Executive may be paid any compensation to the extent such compensation would cause a breach of any covenant contained in any of the Company’s bank loan facility agreements.

In the process of preparing this Policy, management has examined the correlation between overall compensation of the Executives and the compensation of the other employees of Elbit Vision Systems (including employee-contractors and agency contractors, if any). Management considered the possible ramifications of such correlation on the work environment at Elbit Vision Systems in order to ensure that levels of Executive compensation, as compared to the overall workforce at Elbit Vision Systems will not have a negative impact on work relations in our organization. Our Compensation Committee and Board of Directors found the correlation of Executive compensation to the rest of the employees to be reasonable for a company such as ours.

Recoupment Policy

To reflect sound corporate governance, Elbit Vision Systems’ recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid during the previous three years on the basis of financial data included in Elbit Vision Systems’ financial statements in any fiscal year that were found to be inaccurate and were subsequently restated.

In such event, Elbit Vision Systems will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards.

The above noted recoupment policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to Elbit Vision Systems. The Company has not previously encountered a situation where a compensation recoupment or adjustment would have been required had a recoupment policy been in place previously.

Executive Compensation Framework

Elbit Vision Systems provides fair and equitable compensation for its Executives by combining several compensation elements. The program for our Terms of Office and Employment for Executives (other than non-employee directors) has a number of components:

i.	base compensation or salary,
ii.	cash bonuses,
iii.	equity-based long term incentive grants such as stock options,
iv.	benefits and perquisites,
v.	severance payments,
vi.	indemnification and Executive liability insurance coverage.

Each of these components is discussed more fully below in this Policy.

Our program for Executive compensation is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the company's Executives to meet our strategic objectives, thereby maximizing total return to shareholders. The Company aims to balance the mix of the fixed components of the Terms of Office and Employment (e.g. base salary, benefits and perquisites) and the variable compensation such as cash bonuses and equity-based awards in order to, among other things, appropriately incentivize Executives to meet the Company goals while considering the Company’s management of business risks. The mix is structured to discourage the assumption of excessive short-term risk and to comply with any relevant restrictions under applicable law and/or agreements with our lender banks (for so long as this is applicable), but without constraining innovation and reasonable business practices.

In light of the foregoing, the table below reflects the ratio between fixed and variable compensation permitted under this Policy (per annum basis and assuming maximal possible payments that may be made to an Executive under the variable compensation covered by this Policy (bonuses and equity)):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation(*)
CEO	50-100%	0-50%
CFO	50-100%	0-50%
Other non-Sales Executives	80-100%	0-20%
Sales Executives	20-100%	0-80%
Non-Employee Directors	35-100%	0-65%

(*) The variable compensation component in regard of the equity based grants reflects the value at the date of grant with linear amortization over the vesting period.

Non-employee directors, including External Directors within the meaning of the Companies Law, are entitled to be paid cash compensation for board of directors and any board committee member services, as applicable and reimbursement of expenses as well as equity based compensation, all in accordance with the cash amounts and any equity based compensation which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 enacted pursuant to the Companies Law. The annual base compensation paid to such non-employee directors shall be limited to no more than $25,000 per annum and no more than $2,000 per meeting Additionally, the non-employee directors serving on the Company’s board of directors shall benefit from the Company’s D&O Insurance and be party to the Indemnification Agreement, as defined and described further below.

We believe that the cash compensation (including base salary and annual cash bonus awards component of variable compensation) and the equity award grants component of variable compensation we provide, along with the security provided by the executive severance benefits agreements, as well as the additional benefits and perquisites and the security granted by directors and officer insurance coverage and indemnification create a reasonable total compensation package for our Executives.

Compensation paid to our Chief executive officer and director

Each of our Audit Committee and Board have previously approved the terms of a certain consulting agreement, between us and Cyloes Ltd., an Israeli company which is wholly owned by Sam Cohen, a controlling shareholder, a member of our board of directors and our Chief Executive Officer. Pursuant to the consulting agreement we engage Cyloes Ltd. as an independent contractor in order to retain the chief executive officer services of Sam Cohen, upon the following principle terms: (i) a monthly fee of NIS 62,500 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached as Annex A to the Proxy Statement filed as Exhibit 1 to Form 6-k filed by Elbit Vision Systems with the Securities and Exchange Commission (“SEC”) on December 19, 2011, and was approved by our shareholders in January 2012, and remains in effect.

Compensation paid to our Chief Financial officer and director

Each of our Audit Committee and Board have approved the terms of a certain consulting agreement, between us and Yaron Financial Services Ltd., an Israeli company which is wholly owned by Yaron Menashe, a controlling shareholder and a member of our board of directors and our Chief Financial Officer. Pursuant to the consulting agreement we engage Yaron Financial Services Ltd. as an independent contractor in order to retain the chief financial officer services of Yaron Menashe, upon the following principle terms: (i) a monthly fee of NIS 53,750 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached as Annex B to the Proxy Statement filed as Exhibit 1 to Form 6-k filed by Elbit Vision Systems with the SEC on December 19, 2011, and was approved by our shareholders in January 2012, and remains in effect.

Other Executives

The annual base salary for our other current Executives (including the base salary which would be considered for new candidates), as well as any further base salary increases to our Executives (other than non-employee directors) shall be periodically determined by the Compensation Committee and Board of Directors in accordance with market conditions and based on the considerations noted in this Policy. Consideration shall also be given to increasing base salaries in order to cover for increases in the cost of living for the Executive.

Under this Policy, and without derogating from any privileges granted to the Compensation Committee and Board of Directors under this Policy or applicable law, while there is no automatic linkage to the base salaries of our Executives, the Company may increase the base salary paid to Executives (other than non-employee directors) in amount that is linked to the Israeli Consumer Price Index and an additional 15% per annum, and subject to receipt of required corporate approvals as required by applicable law. Without derogating from the other provisions of this Policy or in any applicable law, it is clarified that, in general, an increase of up to 10% in the base compensation paid to any Executive (other than the directors of the Company) shall be considered to be in compliance with the Policy.

Variable Pay

All Executives other than non-employee directors will be incentivized through a program that sets performance targets based on their role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year as part of the process of approval of the Company's annual budget and work plan.

The performance targets and the maximum variable components payable to each Executive (other than directors) shall be presented and recommended by Elbit Vision Systems’ management and reviewed and approved by the Compensation Committee and the Board of Directors.  The performance targets and the maximum variable components payable to any employee Executives who are also directors shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Elbit Vision Systems’ shareholders.

Executives are incentivized through cash bonuses and/or long-term equity-based incentives in order to provide the Executive with a stake in Elbit Vision Systems’ success – thus linking the Executive's long-term financial interests with the interests of the Company’s shareholders.  The maximum annual cash bonus for non-sales Executives shall not exceed an amount equal $250,000 per Executive. The commission bonus paid to sales Executives whose compensation is tied directly to sales achievements, will be based upon revenues generated by the Executive and/or his/her team or division, and shall not exceed an amount equal to 5.5% of Company revenues within the relevant sales territory.

The maximum annual value of the equity-based long-term compensation components of all Elbit Vision Systems Executives and other employees shall not exceed 5% of Elbit Vision Systems’ issued and outstanding equity, and in any event no more than 0.25% of such issued and outstanding equity per individual.

In determining performance targets for Executives consideration will be given to promote Elbit Vision Systems’ goals and to ensure that a significant portion of the variable components be determined based on measureable criteria.  A non-significant portion of the variable components not to be in excess of 20% of the total amount any annual cash bonus may be based on non-measureable criteria taking into account the Executive's contribution to the Company.

Examples of performance targets that will be considered include:

•	financial results;
•	sales results;
•	efficiency metrics;
•	internal and external customer satisfaction;
•	shareholder value;
•	execution of projects; and
•	attainment of milestones.

Such performance targets may be established for each Executive based on the Company performance as a whole, or with respect to a specific division or market segment, as applicable.   The Board of Directors may decide on the weighting to be given to each performance target as well as any minimum threshold levels regarding the entitlement to the automatically calculated portion of the variable compensation. Unless otherwise specified in the agreement with regards to the terms of the variable compensation of an Executive, the Board of Directors shall have discretion to unilaterally reduce such Executive's variable compensation.

Equity compensation may be granted in any form permitted under Elbit Vision Systems’ equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, amongst other possibilities, stock options, restricted share units or restricted stock. Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans. The Company currently grants stock options to Executives pursuant to the Elbit Visions Systems Share Option Plan (2006), which is attached as Exhibit 4.3 to the Form S-8 filed by the Company with the SEC on July 31, 2007, and are further subject to the terms of the Company’s standard form of option agreements, and the provisions of any applicable law in the countries where the Executive is employed. To the extent that the Company will introduce any new stock option or equity incentive plans in addition to or in replacement of, the Elbit Vision Systems Share Option Plan (2006) it is expected that the terms and conditions of such plans shall not materially differ from the existing plan.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board of Directors, grants to Executives other than directors shall vest gradually over a period of between two to four years. Option grants to our non-employee directors will vest on a monthly basis over a period of three years. Other than as may be required pursuant to the covenants under the Company’s bank loan agreements with respect to certain minimum ownership thresholds by each of our Chief Executive Officer and Chief Financial Officer, the Company does not have any equity ownership guidelines that require any of our Executives to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

The Chairman of the Board of Directors together with the Chief Executive Officer is entitled to recommend granting special incentives to Executives, subject to the approval of the Compensation Committee and the Board of Directors.

It is clarified that any variable compensation, including equity-based compensation, paid to an Executive in accordance with this Policy, shall not be considered part of the salary or base compensation of the Executive, for all intents and purposes, and shall not be taken into account in calculating social benefits the Executive is entitled to, including, without limitation, severance pay, allocation to pension funds, etc., unless required otherwise by law of any applicable country, or as otherwise set forth in the specific employment agreement of such Executive.

In addition, the Board of Directors may resolve that the calculation of the variable compensation shall be made on a basis not detailed in the Policy and/or determine that no bonus or equity-based compensation shall be paid in accordance with the Policy. These rights may be applied by the Board of Directors also in respect of yearly objectives of which the Executives have already been advised of so long as the payment has not actually been made, and all subject to the requirements of the Companies Law.

Benefits and Perquisites

We provide our Executives with benefits that we also generally make available to all employees in the geographic location where they are based. Some of these benefits are offered pursuant to legal requirements (such as mandatory pension fund contributions, severance pay contributions, forms of workmen’s compensation insurance, vacation and sick day accrual, etc.). Others are consistent with common practice in the general labor market (e.g. education fund contributions, employer provided automobiles, etc.) and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits. Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long term incentives to the employee.

In Israel, we make contributions on behalf of most of our employees, including for our Executives (other than non-employee directors), to an education fund and also to funds which provide a combination of retirement plan, insurance and severance pay benefits to Israeli employees.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Such amounts also include payments for national health insurance.

A general practice followed by us, is the contribution of funds on behalf of most of our employees including the Executives (other than non-employee directors) either to a fund known as managers' insurance or to a pension fund, or to a combination of both. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to between 5% and 5.5% of his base salary to such funds, and we contribute, in the aggregate, between 13.3% and 15.8% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. In addition to the above, each of our Israeli-based Executives (other than non-employee directors), is entitled to participate in an education fund plan. Each such Executive who participates, contributes an amount equal to 2.5% of his or her salary to the education fund and we contribute 7.5% of his or her salary.

We permit employees, including the Executives (other than non-employee directors), to participate in the Company's automobile leasing program, under which we pay for gas, maintenance, insurance and the cost of normal wear and tear of the vehicle over the life of the lease. The type and class of auto an Executive receives is dependent on the level of seniority of the employee. The Company will allow an Executive, as it does for all other employees who are eligible to participate in the automobile leasing program, to receive equivalent value cash compensation in lieu of a Company provided automobile under the leasing program. Executives may be entitled to receive a Company provided cellular phone and calling/data plan. An Executive is taxed on the value of the automobile and cellular phone benefits based on applicable tax law and the Company may include any gross up amounts in the compensation in order to cover this tax cost for such benefits, in accordance with the terms of the specific agreement entered into with the Executive. The Company provides maternity leave or paternity leave to all Executives in accordance with the provisions of applicable law. In Israel the company pays salary to all Executives for sick leave from the initial sick day.

Executives receive annual vacation leave in accordance with their employment agreement and as determined for Executives based on seniority and tenure of employment. The number of vacation days granted are in excess of the number of eligible vacation days specified under applicable law but in no event in excess of 24 paid vacation days per year. Executives are permitted to carry forward unused vacation days from one year to the next, subject however to a maximum of 48 days being carried forward. Executives in Israel are paid annual recreation allowances as required under applicable law and government extension orders.

All Executives may receive a Company provided laptop computer. They also receive Company provided meal vouchers, annual holiday gifts and/or excursions, as well as other additional benefits and perquisites which are provided to all Company employees.

Historically, from time to time, we have provided certain of our Executives with perquisites that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the Executives. We believe that these additional benefits may assist our Executives in performing their duties and provide time efficiencies for our Executives in appropriate circumstances, particularly when we require frequent or lengthy travel, and we may consider providing additional perquisites in the future. Such perquisites include select work related travel expenses reimbursement, including miscellaneous daily expenses up to the amounts permitted under applicable tax codes.

In the future, we may provide additional perquisites to our Executives as an element of their Terms of Office and Employment. We do not expect these perquisites to be a significant element of our compensation structure. All future practices regarding perquisites granted to Executives will be approved and subject to periodic review by our Compensation Committee and/or Board of Directors.  To the extent that any such perquisites granted to a specific Executive are deemed by the Compensation Committee to be material changes to the Terms of Office and Employment or a significant portion thereof, such perquisites will be brought for specific corporate approvals as required under the Companies Law.

For the sake of clarity, any non-Israeli Executives may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

For purposes of attracting and retaining high quality personnel, the Company may offer a candidate for an Executive position a signing bonus as an incentive to join the Company. The signing bonus shall not exceed an amount of one (1) annual base salary of the candidate for an Executive position.

Separation Payments

As a matter of policy Elbit Vision Systems does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations. Should the Company elect to make a special separation payment to a departing Executive, such payment may not exceed an amount equal to 90 days of the departing Executive’s compensation and shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s performance during his/her employment, the circumstances surrounding the termination of employment of the Executive, etc.

Each of our Chief Executive Officer and the Chief Financial Officer are entitled to extended notice provisions of 90 days as set forth in their respective agreement with the Company as noted above.  Extended notice provisions of up to 90 days may be provided to other Executives of the Company as set forth in the specific agreement with such Executive.

Indemnification and Insurance

The articles of the association of Elbit Vision Systems permit the Company to exempt from liability and indemnify its Executives, as well as to procure directors and officers insurance (“D&O Insurance”) for its Executives to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for non-employee directors and new hires.

All of our Executives continue to be party to an indemnification agreement with the Company, including an exemption from liability, as found attached as Exhibit A to the Proxy Statement included as Exhibit 1 to the Form 6-k filed by the Company with the SEC on February 25, 2008 (the “Indemnification Agreement”).

The Company continues to renew a D&O Insurance policy covering all Executives of the Company.  The Company previously procured D&O Insurance for its Executives to provide for coverage of up to $10 million in aggregate for all loss arising out of all claims made against all insured Executives. The Company continues to renew this policy periodically, and the premium paid for coverage during the period from September 1, 2012 through October 31, 2013 totaled approximately $42,000. Any D&O Insurance procured by the Company may also include “run-off” provisions, covering the Executive’s liability for a period of time after the termination of their services as an Executive as may be set forth in the D&O Insurance policy.

Going forward, and upon approval of this Policy as required pursuant to the Companies Law, any change to the Executive Indemnification Agreement and/or the D&O Insurance, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or D&O Insurance (provided that such changes apply equally to Executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be three years as of the date of its adoption.  Following such three year term, this Compensation Policy will be brought to the shareholders for approval.

Adopted: ________, 2013